

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2012

<u>Via E-mail</u>
David W. Biegler
Chief Executive Officer
Southcross Energy Partners, L.P.
1700 Pacific Avenue
Suite 2900
Dallas, Texas 75201

> **Re:** **Southcross Energy Partners, L.P.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed June 4, 2012**
> **File No. 333-180841**

Dear Mr. Biegler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated May 17, 2012 and the related revisions in your filing. Please revise the last bullet point on page 11 to briefly describe the various exemptions that are available to you, such as exemptions from Section 14A(a) and (b) of the Securities Exchange Act of 1934. Please also revise the second full risk factor on page 35 as it pertains to your exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

2. We note your response to comment 6 in our letter dated May 17, 2012 and the related revisions in your filing. Please clarify the content of the two paragraphs of text in the inside front cover page. Currently, this text is illegible.

Prospectus Cover Page

3. We note your response to comment 7 in our letter dated May 17, 2012. Given this structuring fee was incurred "in connection with the Partnership's initial public offering," it appears appropriate to include this amount in the table. Please revise. Please see Item 501(b)(3) of Regulation S-K.

Summary, page 1

Our Growth Drivers, page 2

4. We note your response to comment 12 in our letter dated May17, 2012 and the related revisions in your filing. With a view to facilitating investor understanding of each of your "Growth Drivers" and in an appropriate place in your filing, please provide tabular disclosure of the following:

- the name, region and asset/system type for each project;
- total cost for each project;
- total costs incurred for each project for the fiscal year ended December 31, 2011;
- total costs expected to be incurred for each project for the year ending December 31, 2012 and the period ending June 30, 2013; and
- the anticipated completion date of each project.

Please include for each period both the dollar amount and the percentage of the respective total for the project.

The Offering, page 12

Use of proceeds, page 12

5. We note your response to comment 15 in our letter dated May 17, 2012 that the distribution to Holdings from the borrowings under your new credit facility will be an "ordinary course" cash distribution. Please state this in your filing in the "Use of Proceeds" section. Please also revise your filing to state, if true, that this distribution is being made under your Partnership Agreement and provide a cross-reference to the relevant discussion of your cash distribution policy as it pertains to Holdings.

Cash Distributions, page 13

6. We note your response to comment 16 in our letter dated May 17, 2012 and the related revisions in your filing. Please revise the Risk Factors section in the prospectus summary to include the last risk factor on page 39.

Capitalization, page 52

7. We note that common equity and accumulated deficit presented in the capitalization table does not agree to common equity and accumulated deficit presented in the unaudited condensed consolidated statements of members' equity on page F-11. Please revise or advise.

Management, page 142

Base Salary, page 148

8. We note your response to comment 41 in our letter dated May 17, 2012 and the related revisions in your filing. Your revised disclosure does not appear to clarify the percentage amount of Mr. Biegler's base salary increase given that his 2011 and 2012 base salary figures indicate his increase was greater than approximately 60 percent. Please clarify or revise.

Security Ownership of Certain Beneficial Owners and Management, page 157

9. We note your response to comment 46 in our letter dated May 17, 2012 and the related revisions in your filing. In addition to your disclosure in the penultimate paragraph on page 157, please also include this information in your beneficial ownership table and related footnotes. Please see Item 403(b) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 159

Agreements with Affiliates, page 160

Charlesbank and Management's Investments in Holdings, page 160

10. We note your response to comment 47 in our letter dated May 17, 2012 and the related revisions in your filing. Please revise your disclosure in this section to state the names of each member of management. As appropriate, please also provide the amounts associated with each individual's transaction. Your disclosure of the aggregate dollar amounts is insufficient in this regard. Please see Item 404(a) of Regulation S-K.

Consolidated Balance Sheets, page F-9

11. We note that in response to prior comment 14, you revised the unaudited pro forma financial statements and related footnotes. Consistent with the guidance in SAB Topic 1B.3, please present a pro forma balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds alongside your historical balance sheet in the filing. Additionally, to the extent that the distribution exceeds the current year's earnings, please present pro forma per share data within your historical financial statements. We will not

object if you also present this information within your separate unaudited pro forma financial statements.

Exhibit Index

12. We note your response to comment 50 in our letter dated May 17, 2012 and the related revisions in your filing. Please also file Southcross Energy LLC's certificate of formation and limited liability company agreement, as currently in effect. Please see Item 601(b)(3)(i)-(ii) of Regulation S-K.

13. We note your response to comment 51 in our letter dated May 17, 2012 that you do not believe the existing credit facility, as amended, "is material to investors because it will be terminated at the closing of this offering..." Because this credit facility is currently in place, it appears appropriate to file it as a material agreement. Please revise. Please see Item 601(b)(10) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Ryan J. Maierson
        Latham & Watkins LLP